UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015	Commission file number 1-5128

MEREDITH SAVINGS AND INVESTMENT PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Meredith Corporation 1716 Locust Street Des Moines, Iowa 50309-3023
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

4. Financial Statements and Supplemental Schedule for the Plan

The Meredith Savings and Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1 - 3 of this Form, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2015 and 2014, and for the year ended December 31, 2015, and supplemental schedule as of December 31, 2015, have been audited by KPMG LLP, Independent Registered Public Accounting Firm, and their report is included herein.

EXHIBITS

23. Consent of Independent Registered Public Accounting Firm, KPMG LLP

MEREDITH SAVINGS AND INVESTMENT PLAN

Financial Statements as of December 31, 2015 and 2014,
and for the Year Ended December 31, 2015,
Supplemental Schedule as of December 31, 2015,
and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	3

Notes to Financial Statements	4

Supplemental Schedule

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015	9

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations
           for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Meredith Savings and Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Meredith Savings and Investment Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP

Des Moines, Iowa
June 24, 2016

Meredith Savings and Investment Plan
Statements of Net Assets Available for Benefits

Assets	December 31,	2015	2014
Investments, at fair value		$373,669,524	$386,470,346
Receivables
Employer contribution		693,586	—
Participant contributions		608,244	—
Total receivables		1,301,830	—
Net assets available for benefits		$374,971,354	$386,470,346

See accompanying Notes to Financial Statements

Meredith Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,	2015
Additions to net assets attributed to
Contributions
Participant	$21,486,999
Employer	9,993,956
Rollovers	5,360,950
Total contributions	36,841,905
Investment income
Dividend income	2,995,739
Net depreciation of investments	(9,464,137)
Net investment loss	(6,468,398)
Total additions	30,373,507
Deductions from net assets attributed to
Benefits paid to participants	(41,872,499)
Net decrease in net assets available for benefits	(11,498,992)
Net assets available for benefits at beginning of year	386,470,346
Net assets available for benefits at end of year	$374,971,354

See accompanying Notes to Financial Statements

Meredith Savings and Investment Plan
Notes to Financial Statements

1. Description of Plan

The following description of the Meredith Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution plan covering substantially all employees of Meredith Corporation (Meredith or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions—Full and part-time employees are eligible to begin contributions to the Plan at any time. Temporary and on-call employees must work 1,000 hours and complete a year of service to be eligible to make Plan contributions. On a pretax basis, employees may contribute a maximum of 50 percent of their compensation to the Plan, subject to certain limitations and cannot exceed the maximum amount under the federal tax laws for that calendar year. To be eligible to receive Company matching contributions, all employees must complete a year of service in which they work at least 1,000 hours. The Company matches 100 percent of the first 3 percent of a participant's eligible compensation contributed to the Plan and 50 percent of the next 2 percent of a participant's eligible compensation contributed to the Plan. Additional amounts may be contributed at the discretion of the Company. No such additional discretionary contributions were made during the years ended December 31, 2015 and 2014. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (known as rollover contributions).

Individuals age 50 or older (and those who will turn 50 by the end of the calendar year) have the opportunity to make additional pretax contributions to the Plan if their contributions are otherwise limited by the tax laws or the Plan limit. Additional contributions cannot exceed the maximum amount allowed under the federal tax laws for that calendar year. The Company does not match additional contributions.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of plan earnings based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested in the same investment options as the participant's contribution elections. The Plan currently offers 13 common trust funds, 9 mutual funds, 2 pooled separate accounts, and a Company common stock fund as investment options for participants.

Vesting—Participants are immediately vested in their contributions, the Company's matching contributions, and investment earnings. As a result, there are no forfeitures under the Plan.

Payment of Benefits—On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account. Upon death or retirement, a participant may elect to receive quarterly, semi-annual, or annual installments, not to exceed 15 years.

Voting Rights—Each participant is entitled to exercise voting rights attributable to the shares of Meredith common stock allocated to the participant's account. Shares of Meredith common stock for which participants do not timely return proxy or voting instruction cards shall be voted by the trustee in proportion to the results for those votes returned by participants.

2. Summary of Significant Accounting Policies

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The Plan provides for investment in the Company's common and Class B stock. At December 31, 2015 and 2014, approximately 6 and 7 percent, respectively, of the Plan's total assets were invested in common and Class B stock of the Company. The underlying values of the Company's common and Class B stock are entirely dependent upon the performance of the Company and the market's evaluation of such performance.

Investment Valuation and Income Recognition—Investment contracts held by a defined contribution plan are required to be reported at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Fair value of the investments in the common trust funds and pooled separate accounts are determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

The Meredith Corporation Stock Fund (the Fund) pools contributions among participants to buy common stock of Meredith and a certain amount of short-term investments. Common stock of the Company is purchased and reported at the daily closing price as reported in the New York Stock Exchange composite. Ownership is measured in units of the Fund instead of shares of stock.

No Class B stock of the Company is publicly traded or available for sale. All Class B shares, however, are convertible to shares of the Company's common stock on a one-to-one basis and thus the value of a share of common stock has been used to value the Class B shares.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Adopted Accounting Pronouncement—In July 2015, the FASB issued a three-part ASU related to (1) fully benefit-responsive investment contracts, (2) plan investment disclosures, and (3) measurement dates. The update related to measurement dates is not applicable to the Plan. The update to fully benefit-responsive investment contracts removes the requirement to present such investments at fair value. Rather, fully benefit-responsive investment contracts are measured, presented, and disclosed at contract value. It further clarified that investment contracts that are effected indirectly between a plan and a fully benefit-responsive investment contract, such as a stable value fund, are outside the scope of this update and should be disclosed at fair value. The update to investment disclosures removes the requirement for plans to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits, (2) the net appreciation or depreciation for investments by general type, and (3) the investment strategy for investments measured at NAV per share if that investment is in a fund that files a U.S. Department of Labor Form 5500. The guidance also requires investments to be presented by general type within the disclosures. The ASU is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. The Plan adopted this update for the year ended December 31, 2015. The adoption of this guidance required a change in the presentation of the Statements of Net Assets Available for Benefits, which included reclassifying prior year amounts. In addition, the format of disclosures were updated as a result of the adoption, however, the adoption did not have an impact on the Plan's financial results.

3. Fair Value Measurements

Fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy was established, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The three levels of the fair value hierarchy are described as follows:

• Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2	Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

• Level 3	Assets or liabilities for which fair value is based on valuation models with significant unobservable pricing inputs and which result in the use of management estimates.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2015 or 2014.

Mutual funds—The fair values of these securities are based on observable unadjusted market quotations and are priced on a daily basis at the close of business.

Meredith common stock—The fair value of the common stock is valued at the closing price reported on the active market on which the security is traded.

Meredith Class B stock—The fair value of Meredith Class B stock is based on observable market quotations of Meredith common stock and is valued at the unadjusted closing price reported on the active market on which Meredith common stock is traded.

Pooled separate accounts—The fair value of units held in pooled separate accounts are valued at the net asset value as reported by the investment manager of the accounts. These net asset values generally represent amounts at which units are redeemed on a regular basis. The pooled separate accounts allow one transfer per 30 day period. The transfer restriction applies to all Plan directed transfers out of this investment, including non-scheduled rebalancing activity. Once the number of allowed transfers is met, the Plan is not allowed to transfer back in this investment option until the holding period elapses. Contributions into the investment options are not impacted.

Common trust funds—The fair value of the investments in the common trust funds are determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end. The common trust funds, target dated funds, allow one transfer per 30 day period. The transfer restriction applies to all Plan directed transfers out of this investment, including non-scheduled rebalancing activity. Once the number of allowed transfers is met, the Plan is not allowed to transfer back into this investment option until the holding period elapses. Contributions into the investment options are not impacted.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value as of December 31, 2015 and 2014:

December 31, 2015	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$141,751,635	$141,751,635	$—	$—
Common trust funds *	125,077,467	—	—	—
Pooled separate accounts *	85,704,640	—	—	—
Employer Security	21,135,782	20,964,795	170,987
Total investments, at fair value	$373,669,524	$162,716,430	$170,987	$—

* Certain investments that are measured at fair value using NAV per share have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

December 31, 2014	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$148,399,967	$148,399,967	$—	$—
Common trust funds*	123,805,848	—	—	—
Pooled separate accounts*	87,524,689	—	—	—
Employer Security	26,739,842	26,509,778	230,064	—
Total investments, at fair value	$386,470,346	$174,909,745	$230,064	$—

* Certain investments that are measured at fair value using NAV per share have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

There were no transfers between levels of the fair value hierarchy for the years ended December 31, 2015 and 2014.

4. Exempt Party-In-Interest Transactions

Certain Plan investments are shares in pooled separate accounts managed by the Principal Life Insurance Company (Principal). Principal is the Plan administrator and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment.

At December 31, 2015 and 2014, the Meredith Common Stock Fund held 494,986 and 498,199 shares, respectively, of the common stock of Meredith, the sponsoring employer, with a cost basis of $18,734,725 and $15,790,267, respectively. In addition, at December 31, 2015 and 2014, the Plan held 3,953 and 4,235 shares, respectively, of the Company's Class B stock, with a cost basis of $21,386 and $23,499, respectively. During the year ended December 31, 2015, the Plan recorded dividend income from Company common stock of $890,248.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. Income Tax Status

The Internal Revenue Service has issued a determination letter dated September 17, 2013, that the Plan is qualified, and the trust established under the Plan is tax-exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Future qualification of the Plan will depend on operation of the Plan in compliance with the Internal Revenue Code.

GAAP requires the Company to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the Plan's fiscal 2012.

MEREDITH SAVINGS AND INVESTMENT PLAN
EIN: 42 041023     PLAN NUMBER 004
FORM 5500
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Pooled separate accounts
*	Principal Life Insurance Company	Principal LargeCap S&P 500 Index Separate Account	**	$52,586,933
*	Principal Life Insurance Company	Principal MidCap Separate Account	**	33,117,707
				85,704,640
	Common trust funds
	Wells Fargo Bank, N.A.	Wells Fargo Stable Value Fund	**	26,245,553
	Vanguard Group	Vanguard Target Retirement Income Trust II Fund	**	3,117,308
	Vanguard Group	Vanguard Target Retirement 2010 Trust II Fund	**	1,916,702
	Vanguard Group	Vanguard Target Retirement 2015 Trust II Fund	**	2,392,026
	Vanguard Group	Vanguard Target Retirement 2020 Trust II Fund	**	11,862,052
	Vanguard Group	Vanguard Target Retirement 2025 Trust II Fund	**	6,667,235
	Vanguard Group	Vanguard Target Retirement 2030 Trust II Fund	**	20,815,170
	Vanguard Group	Vanguard Target Retirement 2035 Trust II Fund	**	10,577,547
	Vanguard Group	Vanguard Target Retirement 2040 Trust II Fund	**	18,676,587
	Vanguard Group	Vanguard Target Retirement 2045 Trust II Fund	**	9,440,815
	Vanguard Group	Vanguard Target Retirement 2050 Trust II Fund	**	10,138,072
	Vanguard Group	Vanguard Target Retirement 2055 Trust II Fund	**	2,675,269
	Vanguard Group	Vanguard Target Retirement 2060 Trust II Fund	**	553,131
				125,077,467
	Mutual funds
	T. Rowe Price Funds	T. Rowe Price Small-Cap Stock Fund	**	32,794,178
	LSV Value Equity Fund	LSV Value Equity Fund	**	36,637,360
	The American Funds	American Funds EuroPacific Growth R4 Fund	**	21,284,272
	PIMCO	PIMCO Total Return Instl Fund	**	10,831,586
	The American Funds	American Funds New Perspective R5 Fund	**	4,853,320
	Vanguard Group	Vanguard Total International Stock Index Signal Fund	**	3,622,643
	Vanguard Group	Vanguard Extended Market Index Signal Fund	**	5,128,450
	Vanguard Group	Vanguard PRIMECAP Core Fund	**	11,219,072
	Vanguard Group	Vanguard Total Bond Market Index Inst Fund	**	15,380,754
				141,751,635
	Employer securities
*	Meredith Corporation	494,986 shares of common stock	**	20,964,795
*	Meredith Corporation	3,953 shares of Class B stock	**	170,987
				21,135,782
				$373,669,524

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MEREDITH SAVINGS AND INVESTMENT PLAN (Name of Plan)

/s/ Steven M. Cappaert
Steven M. Cappaert Corporate Controller of Meredith Corporation

Date:	June 24, 2016

INDEX TO ATTACHED EXHIBIT

Exhibit Number	Item
23	Consent of Independent Registered Public Accounting Firm

E-1